SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549




                                FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


     Commission File Number 1-4721


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         SPRINT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               SPRINT CORPORATION
                              POST OFFICE BOX 11315
                           KANSAS CITY, MISSOURI 64112








                           TOTAL NUMBER OF PAGES    30
                           EXHIBIT INDEX AT PAGE    29



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                              REQUIRED INFORMATION


1.   Opinion of Ernst & Young LLP.

2. Audited Statements of Net Assets Available for Benefits With Fund Information as of December 31, 1999 and 1998.

3. Audited Statements of Changes in Net Assets Available for Benefits With Fund Information For Each of the Years Ended December 31, 1999, 1998, and 1997.

4.   Notes to Financial Statements.

5.   Supplemental Schedules:
     -Investments as of December 31, 1999.
     -Reportable Transactions For the Year Ended December 31, 1999.

6.   Consent of Ernst & Young LLP (Exhibit 23).



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                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Trusts Committee, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.





                              Sprint Retirement Savings Plan


Date:     June 26, 2000       By: /s/ Gene Betts
                                      Gene Betts
                                      Investment Trusts Committee Member




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                                  EXHIBIT INDEX


Exhibit Number                                                   Page

23                 Consent of Ernst & Young LLP                  30